DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

Penny J. Minna
penny.minna@dlapiper.com
T 410.580.4228
F 410.580.3228

November 19, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Laura Nicholson
Craig Arakawa
Steven Lo

Re:	Athena Technology Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed November 9, 2021
File No. 333-258606

Ladies and Gentlemen:

On behalf of our client, Athena Technology Acquisition Corp. (“Athena” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated November 10, 2021 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 4 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 3 to Registration Statement on Form S-4 filed November 9, 2021

Proposal No. 1 – Approval of the Business Combination

Certain U.S. Federal Income Tax Considerations, page 158

1.	We note your response to prior comment 1, and reissue such comment in part. In that regard, we note your revised disclosure that the parties intend for the Business Combination contemplated by the Business Combination Agreement to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code, and that DLA Piper (US) LLP has delivered an opinion to Athena to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Business Combination “should” so qualify. Please obtain and file a revised opinion that explains why counsel cannot give a firm opinion and the degree of uncertainty, and provide related disclosure in your prospectus, including risk factor disclosure. For guidance, refer to Section III.C of Staff Legal Bulletin No. 19.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has obtained a revised opinion of DLA Piper LLP (US) that under the U.S. federal income tax laws in effect as of the date of the opinion, the Business Combination “will” qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the Company has revised its disclosure on pages 25, 86 and 159 through 160 of the Amended Registration Statement and is filing the revised opinion of DLA Piper LLP (US) as to tax matters as Exhibit 8.1 thereto a supporting the conclusions therein.

Exhibits

2.	Please file the consents for the individuals who will serve as directors of New Heliogen upon consummation of the Business Combination and have not signed the registration statement. Refer to Rule 438 of Regulation C under the Securities Act.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has obtained and filed the consents of the directors of New Heliogen upon consummation of the Business Combination with the Amended Registration Statement.

United States Securities and Exchange Commission

November 19, 2021

Page Two

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Gerry Williams at (404) 736-7891 or via email at gerry.williams@us.dlapiper.com, or Penny J. Minna at (410) 580-4228 or via email at penny.minna@us.dlapiper.com.

Very truly yours,

/s/ Penny J. Minna

Penny J. Minna

cc:	Phyllis W. Newhouse, Chief Executive Officer, Athena Technology Acquisition Corp.

Gerry	Williams, Esq.